SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL is Awarded Best Managed Company in
the Airlines and Aviation Sector
Euromoney Magazine Announced the Results of the
Best Managed Companies i n Latin America Annual Poll

São Paulo, March 16, 2010 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BM&FBOVESPA: GOLL4), the largest low-cost and low-fare airline in Latin America, announces the award of Best Managed Company in the Airlines and Aviation Sector by Euromoney Magazine’s fifth yearly ranking. According to the magazine, published in March 2010, GOL has excelled among its peers in the industry in a year when global and regional financial crises have provided Latin America’s corporate executives with stark evidence of the benefits of good corporate governance.

The poll is given by Euromoney Magazine and rewards those companies with the most convincing and coherent business strategies by region, country and industry, as well as highlighting those which demonstrate sound practise of corporate governance.

The ranking is based on a survey of market analysts at major banks, consultancy firms and research institutes focusing on Latin America. Respondents were asked to nominate the top three companies in each of the countries or sectors they covered, taking into account their market strength, profitability, growth potential, quality of management and earnings.

"GOL is a company that values and apply accurately the good corporate governance practices, with a dedicated team that is always working to deliver strong financial results with low costs and operational efficiency, while providing quality service to customers. Winning this award symbolizes the efforts of employees around these issues, I therefore thank and dedicate this award to them." said Constantino de Oliveira Junior, CEO and co-founder of GOL Linhas Aéreas Inteligentes.

About Euromoney magazine:

Euromoney magazine is the flagship title of London based financial communications company Euromoney Institutional Investor PLC. Founded in 1969 by Sir Patrick Sergeant, Euromoney magazine is the voice of the international capital markets and last year celebrated 40 years of unparalleled coverage of the global bond, equity and foreign exchange markets. Euromoney Institutional Investor PLC is a constituent of the FTSE-250 index and is listed on the London and New York Stock Exchanges.

About GOL Linhas Aéreas Inteligentes S.A.
Contact
Investor Relations
Leonardo Pereira – CFO and IR Director
Rodrigo Alves – Head of IR
Raquel Kim – Investor Relations
Mario Liao – Investor Relations
Phone.: (55 11) 2128-4700
E-mail: ri@golnaweb.com.br
Website: www.voegol.com.br/ri
Twitter: www.twitter.com\GOLinvest

Corporate Communications
Phone.: (55 11) 2128-4413
E-mail: comcorp@golnaweb.com.br
Twitter :wwww.twitter.com/GOLcomunicacao

Media Relations
Edelman (USA and Europe):

M. Smith and N. Dean
Phone.: 1 (212) 704-8196 / 704-4484
E-mail: meaghan.smith@edelman.com
or noelle.dean@edelman.com
GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BMF&BOVESPA: GOLL4), the largest low-cost and low-fare airline in Latin America, offers more than 860 daily flights to 50 destinations that connect all the important cities in Brazil and ten major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VOE FÁCIL brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL.  These are merely projections and, as such, are based exclusively on the expectations of GOL's management concerning the future of the business and its continued access to capital to fund the Company's business plan.  Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL's filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2010

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.